Exhibit 99.1

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2022 Financial Results

Quarterly total revenues reached RMB17.65 billion (US$2.56 billion)1

Quarterly deliveries reached 46,319 vehicles

Full year total revenues reached RMB45.29 billion (US$6.57 billion)

Full year deliveries were 133,246 vehicles

BEIJING, China, February 27, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Operating Highlights for the Fourth Quarter of 2022 and Full Year 2022

•	Total vehicle deliveries were 46,319 units in the fourth quarter of 2022, representing a 31.5% year-over-year increase.

•	Total vehicle deliveries for the full year 2022 reached 133,246 units, representing an increase of 47.2% from 90,491 units in 2021.

Deliveries	FY 2022	2022 Q4	2022 Q3	2022 Q2	2022 Q1
	133,246	46,319	26,524	28,687	31,716

Deliveries	FY 2021	2021 Q4	2021 Q3	2021 Q2	2021 Q1
	90,491	35,221	25,116	17,575	12,579

•	As of December 31, 2022, the Company had 288 retail stores covering 121 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Financial Highlights for the Fourth Quarter of 2022

•	Vehicle sales were RMB17.27 billion (US$2.50 billion) in the fourth quarter of 2022, representing an increase of 66.4% from RMB10.38 billion in the fourth quarter of 2021 and an increase of 90.9% from RMB9.05 billion in the third quarter of 2022.

•	Vehicle margin[2] was 20.0% in the fourth quarter of 2022, compared with 22.3% in the fourth quarter of 2021 and 12.0% in the third quarter of 2022.

•	Total revenues were RMB17.65 billion (US$2.56 billion) in the fourth quarter of 2022, representing an increase of 66.2% from RMB10.62 billion in the fourth quarter of 2021 and an increase of 88.9% from RMB9.34 billion in the third quarter of 2022.

•	Gross profit was RMB3.57 billion (US$517.1 million) in the fourth quarter of 2022, representing an increase of 49.8% from RMB2.38 billion in the fourth quarter of 2021 and an increase of 201.7% from RMB1.18 billion in the third quarter of 2022.

•	Gross margin was 20.2% in the fourth quarter of 2022, compared with 22.4% in the fourth quarter of 2021 and 12.7% in the third quarter of 2022.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB133.6 million (US$19.4 million) in the fourth quarter of 2022, compared with RMB24.1 million income from operations in the fourth quarter of 2021, and representing a decrease of 93.7% from RMB2.13 billion loss from operations in the third quarter of 2022. Non-GAAP income from operations[3] was RMB568.7 million (US$82.5 million) in the fourth quarter of 2022, representing an increase of 37.0% from RMB415.0 million non-GAAP income from operations in the fourth quarter of 2021, and compared with RMB1.72 billion non-GAAP loss from operations[3] in the third quarter of 2022.

•	Net income was RMB265.3 million (US$38.5 million) in the fourth quarter of 2022, representing a decrease of 10.2% from RMB295.5 million net income in the fourth quarter of 2021, and compared with RMB1.65 billion net loss in the third quarter of 2022. Non-GAAP net income[3] was RMB967.6 million (US$140.3 million) in the fourth quarter of 2022, representing an increase of 41.0% from RMB686.4 million non-GAAP net income in the fourth quarter of 2021, and compared with RMB1.24 billion non-GAAP net loss[3] in the third quarter of 2022.

•	Net cash provided by operating activities was RMB4.93 billion (US$714.1 million) in the fourth quarter of 2022, representing an increase of 28.4% from RMB3.84 billion net cash provided by operating activities in the fourth quarter of 2021, and compared with RMB508.3 million net cash used in operating activities in the third quarter of 2022.

•	Free cash flow[4] was RMB3.26 billion (US$472.3 million) in the fourth quarter of 2022, representing an increase of 101.6% from RMB1.62 billion free cash flow in the fourth quarter of 2021, and compared with negative RMB1.96 billion free cash flow in the third quarter of 2022.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	December 31, 2021	September 30, 2022	December 31, 2022	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	10,375.7	9,045.9	17,268.3	66.4%	90.9%
Vehicle margin	22.3%	12.0%	20.0%	(2.3)%	8.0%

Total revenues	10,620.5	9,342.3	17,649.9	66.2%	88.9%
Gross profit	2,380.0	1,182.0	3,566.3	49.8%	201.7%
Gross margin	22.4%	12.7%	20.2%	(2.2)%	7.5%

Income/(Loss) from operations	24.1	(2,129.7)	(133.6)	N/A	(93.7)%
Non-GAAP income/(loss) from operations	415.0	(1,724.4)	568.7	37.0%	N/A

Net income/(loss)	295.5	(1,645.7)	265.3	(10.2)%	N/A
Non-GAAP net income/(loss)	686.4	(1,240.4)	967.6	41.0%	N/A

Operating cash flow	3,836.9	(508.3)	4,925.4	28.4%	N/A
Free cash flow (non-GAAP)	1,615.4	(1,958.6)	3,257.3	101.6%	N/A

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Financial Highlights for the Full Year 2022

•	Vehicle sales were RMB44.11 billion (US$6.39 billion) in 2022, representing an increase of 68.8% from RMB26.13 billion in 2021.

•	Vehicle margin was 19.1% in 2022, compared with 20.6% in 2021.

•	Total revenues were RMB45.29 billion (US$6.57 billion) in 2022, representing an increase of 67.7% from RMB27.01 billion in 2021.

•	Gross profit was RMB8.79 billion (US$1.27 billion) in 2022, representing an increase of 52.6% from RMB5.76 billion in 2021.

•	Gross margin was 19.4% in 2022, compared with 21.3% in 2021.

•	Loss from operations was RMB3.65 billion (US$529.9 million) in 2022, representing an increase of 259.3% from RMB1.02 billion loss from operations in 2021. Non-GAAP loss from operations was RMB1.60 billion (US$232.2 million) in 2022, compared with RMB84.0 million non-GAAP income from operations in 2021.

•	Net loss was RMB2.03 billion (US$294.7 million) in 2022, compared with RMB321.5 million net loss in 2021. Non-GAAP net income was RMB20.8 million (US$3.0 million) in 2022, representing a decrease of 97.3% from RMB779.9 million non-GAAP net income in 2021.

•	Net cash provided by operating activities was RMB7.38 billion (US$1.07 billion) in 2022, representing a decrease of 11.5% from RMB8.34 billion net cash provided by operating activities in 2021.

•	Free cash flow was RMB2.25 billion (US$326.6 million) in 2022, representing a decrease of 48.0% from RMB4.33 billion free cash flow in 2021.

Key Financial Results

(in millions, except for percentages)

	For the Year Ended		% Change
	December 31, 2021	December 31, 2022	YoY
	RMB	RMB
Vehicle sales	26,128.5	44,106.4	68.8%
Vehicle margin	20.6%	19.1%	(1.5)%

Total revenues	27,009.8	45,286.8	67.7%
Gross profit	5,761.5	8,790.5	52.6%
Gross margin	21.3%	19.4%	(1.9)%

Loss from operations	(1,017.3)	(3,654.9)	259.3%
Non-GAAP income/(loss) from operations	84.0	(1,601.7)	N/A

Net loss	(321.5)	(2,032.3)	N/A
Non-GAAP net income	779.9	20.8	(97.3)%

Operating cash flow	8,340.4	7,380.3	(11.5)%
Free cash flow (non-GAAP)	4,332.7	2,252.4	(48.0)%

Recent Developments

Delivery Update

•	In January 2023, the Company delivered 15,141 vehicles, representing an increase of 23.4% from January 2022. As of January 31, 2023, the Company had 296 retail stores covering 123 cities, in addition to 320 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Li L7

•	On February 8, 2023, the Company officially launched Li L7, a five-seat flagship family SUV. Li L7 features a spacious second row and comfortable interior, as well as premium audio-visual equipment and many other flagship configurations. Supported by the Company's self-developed all-wheel drive range extension system, it boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, as well as an acceleration from 0 to 100 km/h in 5.3 seconds. With evolving smart space and autonomous driving systems, Li L7 creates an increasingly intelligent home for users' families. Li L7 is available in three trims, Air, Pro, and Max, catering to the wide-ranging needs of users’ families. Li L7 Air comes standard with the autonomous driving system Li AD Pro and the smart space system SS Pro and is equipped with a continuous damping control system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Li L7’s three trims, Air, Pro, and Max, are priced at RMB319,800, RMB339,800, and RMB379,800, respectively.

At-The-Market Offering

•	On June 28, 2022, the Company announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company.

As of the date of this press release, the Company has sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “We successfully executed our growth strategy in 2022, cementing our leadership in the family SUV segment while holistically strengthening our business across R&D, supply chain, direct sales and servicing network. We ended the year on a high note, with record deliveries of more than 20,000 vehicles in December, setting a new milestone for our company and emerging new energy automakers in China. While Li L9 continued to dominate the monthly full-size SUV sales chart in China, Li L8 proved to be another blockbuster and one of China’s best-selling large SUVs since its debut. The strong popularity of our vehicles reflects our relentless pursuit of product excellence and the outstanding experience we offer to our family users.”

“In February, we officially launched Li L7, expanding our model lineup to provide our users’ families with more choices in terms of price points and number of seats. Built to redefine five-seat SUVs for family users, and particularly families of three, Li L7 creates a deluxe, safe, and smart mobile home that is well integrated with design aesthetics. The growing number of blockbusters in our vehicle lineup has enabled us to further strengthen our brand. In 2023, with steadfast efforts to put user value first, we will continue to provide innovative products and services that exceed their needs, while remaining committed to investing in R&D and our business effectiveness and scale to accelerate our flywheel for company development.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We were pleased to conclude 2022 with strong performance in the fourth quarter despite ongoing macro uncertainties. Our revenues reached RMB17.65 billion for the fourth quarter and RMB45.29 billion for full-year 2022, up 66.2% and 67.7% year over year, respectively, driven by the strength of our vehicle deliveries. Our fourth quarter gross margin remained robust at 20.2% and our free cash flow was RMB3.26 billion, thanks to the strengths of our products, our disciplined cost management and focused execution. With sustained R&D investment and business expansion supported by our strong cashflow and ample cash reserves, we continue to be excited about our growth trajectory as a leader in China’s booming NEV market.”

Financial Results for the Fourth Quarter of 2022

Revenues

•	Total revenues were RMB17.65 billion (US$2.56 billion) in the fourth quarter of 2022, representing an increase of 66.2% from RMB10.62 billion in the fourth quarter of 2021 and an increase of 88.9% from RMB9.34 billion in the third quarter of 2022.

•	Vehicle sales were RMB17.27 billion (US$2.50 billion) in the fourth quarter of 2022, representing an increase of 66.4% from RMB10.38 billion in the fourth quarter of 2021. The increase in vehicle sales over the fourth quarter of 2021 was mainly attributable to the higher average selling price due to our delivery of Li L9 starting in late August and Li L8 starting in November, as well as the increase in vehicle deliveries. The increase of 90.9% from RMB9.05 billion in the third quarter of 2022 was mainly attributable to the increase in vehicle deliveries.

•	Other sales and services were RMB381.5 million (US$55.3 million) in the fourth quarter of 2022, representing an increase of 55.9% from RMB244.7 million in the fourth quarter of 2021 and an increase of 28.7% from RMB296.4 million in the third quarter of 2022. The increase in revenue from other sales and services over the fourth quarter of 2021 and the third quarter of 2022 was mainly attributable to increased sales of accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB14.08 billion (US$2.04 billion) in the fourth quarter of 2022, representing an increase of 70.9% from RMB8.24 billion in the fourth quarter of 2021 and an increase of 72.6% from RMB8.16 billion in the third quarter of 2022. The increase in cost of sales over the fourth quarter of 2021 was mainly attributable to higher average cost of sales due to our delivery of Li L9 starting in late August and Li L8 starting in November, as well as the increase in vehicle deliveries. The increase in cost of sales over third quarter of 2022 was mainly attributable to the increase in vehicle deliveries.

•	Gross profit was RMB3.57 billion (US$517.1 million) in the fourth quarter of 2022, representing an increase of 49.8% from RMB2.38 billion in the fourth quarter of 2021 and an increase of 201.7% from RMB1.18 billion in the third quarter of 2022.

•	Vehicle margin was 20.0% in the fourth quarter of 2022, compared with 22.3% in the fourth quarter of 2021 and 12.0% in the third quarter of 2022. The decrease in vehicle margin over the fourth quarter of 2021 was mainly due to different product mix between two quarters. The increase in vehicle margin over the third quarter of 2022 was mainly attributable to the losses on purchase commitments related to Li ONE in the third quarter of 2022.

•	Gross margin was 20.2% in the fourth quarter of 2022, compared with 22.4% in the fourth quarter of 2021 and 12.7% in the third quarter of 2022. The decrease in gross margin over the fourth quarter of 2021 was mainly driven by the decrease of vehicle margin. The increase in gross margin over the third quarter of 2022 was mainly attributable to the increase of vehicle margin.

Operating Expenses

•	Operating expenses were RMB3.70 billion (US$536.4 million) in the fourth quarter of 2022, representing an increase of 57.1% from RMB2.36 billion in the fourth quarter of 2021 and an increase of 11.7% from RMB3.31 billion in the third quarter of 2022.

•	Research and development expenses were RMB2.07 billion (US$300.1 million) in the fourth quarter of 2022, representing an increase of 68.3% from RMB1.23 billion in the fourth quarter of 2021 and an increase of 14.7% from RMB1.80 billion in the third quarter of 2022. The increase in research and development expenses over the fourth quarter of 2021 and the third quarter of 2022 was primarily driven by increased expenses to support our expanding product portfolios as well as increased employee compensation as a result of our growing number of staff.

•	Selling, general and administrative expenses were RMB1.63 billion (US$236.3 million) in the fourth quarter of 2022, representing an increase of 44.8% from RMB1.13 billion in the fourth quarter of 2021 and an increase of 8.1% from RMB1.51 billion in the third quarter of 2022. The increase in selling, general and administrative expenses over the fourth quarter of 2021 and the third quarter of 2022 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased rental expenses associated with the expansion of the Company’s sales and servicing network.

Loss/Income from Operations

•	Loss from operations was RMB133.6 million (US$19.4 million) in the fourth quarter of 2022, compared with RMB24.1 million income from operations in the fourth quarter of 2021, and representing a decrease of 93.7% from RMB2.13 billion loss from operation in the third quarter of 2022. Non-GAAP income from operations was RMB568.7 million (US$82.5 million) in the fourth quarter of 2022, representing an increase of 37.0% from RMB415.0 million non-GAAP income from operations in the fourth quarter of 2021, and compared with RMB1.72 billion non-GAAP loss from operations in the third quarter of 2022.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB265.3 million (US$38.5 million) in the fourth quarter of 2022, representing a decrease of 10.2% from RMB295.5 million net income in the fourth quarter of 2021, and compared with RMB1.65 billion net loss in the third quarter of 2022. Non-GAAP net income was RMB967.6 million (US$140.3 million) in the fourth quarter of 2022, representing an increase of 41.0% from RMB686.4 million non-GAAP net income in the fourth quarter of 2021, and compared with RMB1.24 billion non-GAAP net loss in the third quarter of 2022.

•	Basic and diluted net earnings per ADS[6] attributable to ordinary shareholders were RMB0.26 (US$0.04) and RMB0.25 (US$0.04) in the fourth quarter of 2022, respectively, compared with RMB0.31 and RMB0.29 basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2021, respectively, and RMB1.68 for both basic and diluted net loss per ADS attributable to ordinary shareholders in the third quarter of 2022. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3 were RMB0.98 (US$0.14) and RMB0.93 (US$0.13) in the fourth quarter of 2022, respectively, compared with RMB0.71 and RMB0.68 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, respectively, in the fourth quarter of 2021, and RMB1.27 for both non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders3 in the third quarter of 2022.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB58.45 billion (US$8.47 billion) as of December 31, 2022.

•	Net cash provided by operating activities was RMB4.93 billion (US$714.1 million) in the fourth quarter of 2022, representing an increase of 28.4% from RMB3.84 billion net cash provided by operating activities in the fourth quarter of 2021, and compared with RMB508.3 million net cash used in operating activities in the third quarter of 2022.

•	Free cash flow was RMB3.26 billion (US$472.3 million) in the fourth quarter of 2022, representing an increase of 101.6% from RMB1.62 billion free cash flow in the fourth quarter of 2021, and compared with negative RMB1.96 billion free cash flow in the third quarter of 2022.

6 Each ADS represents two Class A ordinary shares.

Financial Results for the Full Year 2022

Revenues

•	Total revenues were RMB45.29 billion (US$6.57 billion) in 2022, representing an increase of 67.7% from RMB27.01 billion in 2021.

•	Vehicle sales were RMB44.11 billion (US$6.39 billion) in 2022, representing an increase of 68.8% from RMB26.13 billion in 2021. The increase in revenue from vehicle sales was mainly attributable to the increase in vehicle deliveries, as well as higher average selling price due to our delivery of Li L-Series[7] starting from the third quarter of 2022.

•	Other sales and services were RMB1.18 billion (US$171.1 million) in 2022, representing an increase of 33.9% from RMB881.3 million in 2021. The increase in revenue from other sales and services was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits in 2021, which did not recur in 2022.

Cost of Sales and Gross Margin

•	Cost of sales was RMB36.50 billion (US$5.29 billion) in 2022, representing an increase of 71.8% from RMB21.25 billion in 2021. The increase in cost of sales was mainly driven by the increase in vehicle deliveries, as well as the higher average cost of sales due to our delivery of Li L-Series starting from the third quarter of 2022.

•	Gross profit was RMB8.79 billion (US$1.27 billion) in 2022, representing an increase of 52.6% from RMB5.76 billion in 2021.

•	Vehicle margin was 19.1% in 2022, compared with 20.6% in 2021. The decrease in vehicle margin was mainly driven by the inventory provision and losses on purchase commitments related to Li ONE in 2022, partially offset by higher vehicle margin realized on the Li L-Series with deliveries starting from the third quarter of 2022.

•	Gross margin was 19.4% in 2022, compared with 21.3% in 2021. The decrease was mainly driven by the decrease of vehicle margin.

Operating Expenses

•	Operating expenses were RMB12.45 billion (US$1.80 billion) in 2022, representing an increase of 83.6% from RMB6.78 billion in 2021.

•	Research and development expenses were RMB6.78 billion (US$983.0 million) in 2022, representing an increase of 106.3% from RMB3.29 billion in 2021. The increase in research and development expenses was primarily attributable to increased employee compensation as a result of growing number of staff as well as increased costs associated with new products and technologies developments.

•	Selling, general and administrative expenses were RMB5.67 billion (US$821.4 million) in 2022, representing an increase of 62.2% from RMB3.49 billion in 2021. The increase in selling, general and administrative expenses was primarily driven by increased employee compensation as a result of growing number of staff as well as increased rental expenses associated with the expansion of the Company’s sales and servicing network.

7 Li L-Series represents the products of Li L9 and Li L8.

Loss from Operations

•	Loss from operations was RMB3.65 billion (US$529.9 million) in 2022, representing an increase of 259.3% from RMB1.02 billion in 2021. Non-GAAP loss from operations was RMB1.60 billion (US$232.2 million) in 2022, compared with RMB84.0 million non-GAAP income from operations in 2021.

Net Loss and Net Loss Per Share

•	Net loss was RMB2.03 billion (US$294.7 million) in 2022, compared with RMB321.5 million net loss in 2021. Non-GAAP net income was RMB20.8 million (US$3.0 million) in 2022, representing a decrease of 97.3% from RMB779.9 million non-GAAP net income in 2021.

•	Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB2.07 (US$0.30) in 2022, compared with both RMB0.35 basic and diluted net loss per ADS attributable to ordinary shareholders in 2021. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were both RMB0.04 (US$0.01) in 2022, compared with RMB0.84 and RMB0.81 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in 2021. As of December 31, 2022, the Company had 1,954,353,892 ordinary shares outstanding.

Operating Cash Flow and Free Cash Flow

•	Net cash provided by operating activities was RMB7.38 billion (US$1.07 billion) in 2022, representing a decrease of 11.5% from RMB8.34 billion net cash provided by operating activities in 2021.

•	Free cash flow was RMB2.25 billion (US$326.6 million) in 2022, representing a decrease of 48.0% from RMB4.33 billion free cash flow in 2021.

Employees

•	As of December 31, 2022, the Company had a total of 19,396 employees.

Business Outlook

For the first quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 52,000 and 55,000 vehicles, representing an increase of 64.0% to 73.4% from the first quarter of 2022.

•	Total revenues to be between RMB17.45 billion (US$2.53 billion) and RMB18.45 billion (US$2.68 billion), representing an increase of 82.5% to 93.0% from the first quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:00 a.m. U.S. Eastern Time on Monday, February 27, 2023 (8:00 p.m. Beijing/Hong Kong Time on February 27, 2023) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10028920-g64ewg.html

A replay of the conference call will be accessible through March 6, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10028920

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Vehicle sales	10,375,716	9,045,883	17,268,330	2,503,673	26,128,469	44,106,434	6,394,832
Other sales and services	244,736	296,402	381,544	55,319	881,310	1,180,382	171,139
Total revenues	10,620,452	9,342,285	17,649,874	2,558,992	27,009,779	45,286,816	6,565,971
Cost of sales:
Vehicle sales	(8,057,653)	(7,962,903)	(13,818,255)	(2,003,459)	(20,755,578)	(35,688,343)	(5,174,323)
Other sales and services	(182,820)	(197,412)	(265,288)	(38,463)	(492,747)	(808,017)	(117,151)
Total cost of sales	(8,240,473)	(8,160,315)	(14,083,543)	(2,041,922)	(21,248,325)	(36,496,360)	(5,291,474)
Gross profit	2,379,979	1,181,970	3,566,331	517,070	5,761,454	8,790,456	1,274,497
Operating expenses:
Research and development	(1,229,991)	(1,804,335)	(2,070,091)	(300,135)	(3,286,389)	(6,780,032)	(983,012)
Selling, general and administrative	(1,125,885)	(1,507,362)	(1,629,859)	(236,307)	(3,492,385)	(5,665,301)	(821,391)
Total operating expenses	(2,355,876)	(3,311,697)	(3,699,950)	(536,442)	(6,778,774)	(12,445,333)	(1,804,403)
Income/(Loss) from operations	24,103	(2,129,727)	(133,619)	(19,372)	(1,017,320)	(3,654,877)	(529,906)
Other (expense)/income:
Interest expense	(9,685)	(36,637)	(38,393)	(5,566)	(63,244)	(106,340)	(15,418)
Interest income and investment income, net	179,315	307,921	255,772	37,083	740,432	976,229	141,540
Others, net	89,037	156,529	84,706	12,281	187,320	625,633	90,708
Income/(Loss) before income tax expense	282,770	(1,701,914)	168,466	24,426	(152,812)	(2,159,355)	(313,076)
Income tax benefit/(expense)	12,741	56,176	96,836	14,040	(168,643)	127,007	18,414
Net income/(loss)	295,511	(1,645,738)	265,302	38,466	(321,455)	(2,032,348)	(294,662)
Less: Net (loss)/income attributable to noncontrolling interests	—	(5,417)	8,364	1,213	—	(20,133)	(2,919)
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	295,511	(1,640,321)	256,938	37,253	(321,455)	(2,012,215)	(291,743)

Net income/(loss)	295,511	(1,645,738)	265,302	38,466	(321,455)	(2,032,348)	(294,662)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(372,067)	312,572	42,097	6,103	(516,687)	1,327,761	192,507
Total other comprehensive (loss)/income	(372,067)	312,572	42,097	6,103	(516,687)	1,327,761	192,507
Total comprehensive (loss)/income	(76,556)	(1,333,166)	307,399	44,569	(838,142)	(704,587)	(102,155)
Less: Net (loss)/income attributable to noncontrolling interests	—	(5,417)	8,364	1,213	—	(20,133)	(2,919)
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(76,556)	(1,327,749)	299,035	43,356	(838,142)	(684,454)	(99,236)
Weighted average number of ADSs
Basic	962,726,533	975,026,517	976,970,967	976,970,967	926,660,224	970,615,499	970,615,499
Diluted	1,027,358,848	975,026,517	1,045,583,572	1,045,583,572	926,660,224	970,615,499	970,615,499
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.31	(1.68)	0.26	0.04	(0.35)	(2.07)	(0.30)
Diluted	0.29	(1.68)	0.25	0.04	(0.35)	(2.07)	(0.30)
Weighted average number of ordinary shares
Basic	1,925,453,066	1,950,053,033	1,953,941,934	1,953,941,934	1,853,320,448	1,941,230,998	1,941,230,998
Diluted	2,054,717,696	1,950,053,033	2,091,167,144	2,091,167,144	1,853,320,448	1,941,230,998	1,941,230,998
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.15	(0.84)	0.13	0.02	(0.17)	(1.04)	(0.15)
Diluted	0.15	(0.84)	0.13	0.02	(0.17)	(1.04)	(0.15)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	38,478,016	5,578,788
Restricted cash	2,638,840	1,940,142	281,294
Time deposits and short-term investments	19,668,239	18,031,395	2,614,307
Trade receivable	120,541	48,381	7,015
Inventories	1,617,890	6,804,693	986,588
Prepayments and other current assets	480,680	1,689,860	245,007
Total current assets	52,380,414	66,992,487	9,712,999
Non-current assets:
Long-term investments	156,306	1,484,491	215,231
Property, plant and equipment, net	4,498,269	11,187,898	1,622,093
Operating lease right-of-use assets, net	2,061,492	3,538,911	513,094
Intangible assets, net	751,460	832,620	120,719
Goodwill	–	5,484	795
Deferred tax assets	19,896	74,767	10,840
Other non-current assets	1,981,076	2,421,293	351,054
Total non-current assets	9,468,499	19,545,464	2,833,826
Total assets	61,848,913	86,537,951	12,546,825
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	37,042	390,750	56,653
Trade and notes payable	9,376,050	20,024,329	2,903,255
Amounts due to related parties	37,455	7,190	1,042
Deferred revenue, current	305,092	569,234	82,531
Operating lease liabilities, current	473,245	696,454	100,976
Accruals and other current liabilities	1,879,368	5,684,644	824,198
Total current liabilities	12,108,252	27,372,601	3,968,655
Non-current liabilities:
Long-term borrowings	5,960,899	9,230,807	1,338,341
Deferred revenue, non-current	389,653	581,598	84,324
Operating lease liabilities, non-current	1,369,825	1,946,367	282,197
Deferred tax liabilities	153,723	77,809	11,281
Other non-current liabilities	802,259	2,142,462	310,628
Total non-current liabilities	8,676,359	13,979,043	2,026,771
Total liabilities	20,784,611	41,351,644	5,995,426
Total Li Auto Inc. shareholders’ equity	41,064,302	44,858,701	6,503,901
Noncontrolling interests	–	327,606	47,498
Total shareholders’ equity	41,064,302	45,186,307	6,551,399
Total liabilities and shareholders’ equity	61,848,913	86,537,951	12,546,825

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	3,836,898	(508,260)	4,925,350	714,109	8,340,385	7,380,266	1,070,038
Net cash (used in)/ provided by investing activities	(7,109,624)	119,880	(5,308,274)	(769,627)	(4,257,244)	(4,364,661)	(632,816)
Net cash provided by financing activities	165,030	3,458,522	251,024	36,395	16,709,533	5,639,392	817,635
Effect of exchange rate changes	(360,431)	404,582	(19,686)	(2,855)	(472,129)	1,270,097	184,146
Net change in cash, cash equivalents and restricted cash	(3,468,127)	3,474,724	(151,586)	(21,978)	20,320,545	9,925,094	1,439,003
Cash, cash equivalents and restricted cash at beginning of period	33,961,191	37,095,020	40,569,744	5,882,060	10,172,519	30,493,064	4,421,079
Cash, cash equivalents and restricted cash at end of period	30,493,064	40,569,744	40,418,158	5,860,082	30,493,064	40,418,158	5,860,082

Net cash provided by/(used in) operating activities	3,836,898	(508,260)	4,925,350	714,109	8,340,385	7,380,266	1,070,038
Capital expenditures	(2,221,529)	(1,450,310)	(1,668,021)	(241,840)	(4,007,691)	(5,127,900)	(743,476)
Free cash flow (non-GAAP)	1,615,369	(1,958,570)	3,257,329	472,269	4,332,694	2,252,366	326,562

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of sales	(8,240,473)	(8,160,315)	(14,083,543)	(2,041,922)	(21,248,325)	(36,496,360)	(5,291,474)
Share-based compensation expenses	8,185	8,235	16,644	2,413	26,713	44,845	6,502
Non-GAAP cost of sales	(8,232,288)	(8,152,080)	(14,066,899)	(2,039,509)	(21,221,612)	(36,451,515)	(5,284,972)

Research and development expenses	(1,229,991)	(1,804,335)	(2,070,091)	(300,135)	(3,286,389)	(6,780,032)	(983,012)
Share-based compensation expenses	270,065	231,207	476,522	69,089	741,793	1,333,710	193,370
Non-GAAP research and development expenses	(959,926)	(1,573,128)	(1,593,569)	(231,046)	(2,544,596)	(5,446,322)	(789,642)

Selling, general and administrative expenses	(1,125,885)	(1,507,362)	(1,629,859)	(236,307)	(3,492,385)	(5,665,301)	(821,391)
Share-based compensation expenses	112,606	165,863	209,135	30,322	332,850	674,610	97,809
Non-GAAP selling, general and administrative expenses	(1,013,279)	(1,341,499)	(1,420,724)	(205,985)	(3,159,535)	(4,990,691)	(723,582)

Income/(Loss) from operations	24,103	(2,129,727)	(133,619)	(19,372)	(1,017,320)	(3,654,877)	(529,906)
Share-based compensation expenses	390,856	405,305	702,301	101,824	1,101,356	2,053,165	297,681
Non-GAAP income/(loss) from operations	414,959	(1,724,422)	568,682	82,452	84,036	(1,601,712)	(232,225)

Net income/(loss)	295,511	(1,645,738)	265,302	38,466	(321,455)	(2,032,348)	(294,662)
Share-based compensation expenses	390,856	405,305	702,301	101,824	1,101,356	2,053,165	297,681
Non-GAAP net income/(loss)	686,367	(1,240,433)	967,603	140,290	779,901	20,817	3,019

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	295,511	(1,640,321)	256,938	37,253	(321,455)	(2,012,215)	(291,743)
Share-based compensation expenses	390,856	405,305	702,301	101,824	1,101,356	2,053,165	297,681
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	686,367	(1,235,016)	959,239	139,077	779,901	40,950	5,938

Weighted average number of ADSs (non-GAAP)
Basic	962,726,533	975,026,517	976,970,967	976,970,967	926,660,224	970,615,499	970,615,499
Diluted	1,027,358,848	975,026,517	1,045,583,572	1,045,583,572	985,482,839	1,016,365,275	1,016,365,275
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.71	(1.27)	0.98	0.14	0.84	0.04	0.01
Diluted	0.68	(1.27)	0.93	0.13	0.81	0.04	0.01
Weighted average number of ordinary shares (non-GAAP)
Basic	1,925,453,066	1,950,053,033	1,953,941,934	1,953,941,934	1,853,320,448	1,941,230,998	1,941,230,998
Diluted	2,054,717,696	1,950,053,033	2,091,167,144	2,091,167,144	1,970,965,679	2,032,730,550	2,032,730,550
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders[8]
Basic	0.36	(0.63)	0.49	0.07	0.42	0.02	0.00
Diluted	0.34	(0.63)	0.46	0.07	0.41	0.02	0.00

8 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.